 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Six Months Ended
June 30, 2009

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Six Months Ended June 30, 2009

## TABLE OF CONTENTS

*This supplemental financial information contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.*

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):     Inland Communications, Inc. (Media):
Dawn Benchelt, Investor Relations Director               Matthew Tramel, Media Relations Director
(630) 218-7364                                           (630) 218-8000 x4896
benchelt@inlandrealestate.com                            tramel@inlandgroup.com

## Inland Real Estate Corporation
## Reports Second Quarter 2009 Results

OAK BROOK, IL (August 5, 2009) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and six months ended June 30, 2009.

**Key Points**

- Funds from Operations or "FFO" for the second quarter was $20.0 million or $0.25 per share, compared to $23.4 million or $0.35 per share for the three months ended June 30, 2008.

- Total portfolio leasing activity was strong given current market conditions, with 74 leases signed during the quarter for the rental of 425,176 square feet, a 54 percent increase in square feet leased over the prior quarter and a 27 percent increase over the second quarter 2008.

- Total portfolio average base rents on renewal leases increased 2.3 percent over expiring rents, while new lease spreads declined 4.7 percent for the quarter. Excluding one lease that remediated three vacancies in a submarket with a high inventory of available space, total portfolio new lease spreads increased 4.5 percent over expiring rents.

- Total portfolio leased occupancy was 92.9 percent at June 30, 2009, compared to 93.6 percent at the end of the prior quarter.

- Company strengthened its financial position by completing an equity offering of 17.1 million common shares which provided net proceeds of $106.4 million. Proceeds were utilized to pay down entire $80 million line of credit facility balance outstanding at the close of the offering and to repurchase $20 million in principal of convertible senior notes at discount to face amount.

**Financial Results**
The Company reported that for the second quarter of 2009 FFO, a widely-accepted supplemental non-GAAP measure of performance for real estate investment trusts (REITs), was $20.0 million, a decrease of 14.6 percent compared to $23.4 million for the three months ended June 30, 2008. On a per share basis, FFO was $0.25 (basic and diluted) for the quarter, a decrease of 28.6 percent from $0.35 in the second quarter of 2008. Approximately $0.05 of the decrease in FFO per share is due to the additional shares issued by the Company in conjunction with its equity offering in May. FFO declined from the prior year quarter primarily due to tenant bankruptcies, increased vacancy and lowered expectations of rental and recovery revenues from current tenants as a result of market conditions, increased bad debt expense, decreased equity in earnings from unconsolidated joint ventures including no land sale gains, and no deferred partnership gains in the quarter versus $3.2 million of gains recorded in the second quarter of 2008. The decrease in FFO was partially offset by a gain on extinguishment of debt of $2.4 million related to the Company's repurchase of its convertible senior notes during the quarter, decreased interest expense, and a smaller non-cash charge of $0.8 million to record the other than temporary decline in value of certain investment securities compared to the non-cash charge of $2.5 million recorded in the year ago quarter.

Net income was $4.1 million for the second quarter of 2009, a decrease of 57.1 percent from net income of $9.5 million for the three months ended June 30, 2008. On a per share basis, net income was $0.05 (basic and diluted) for the quarter, a decrease of 64.3 percent compared to $0.14 per share for the same three-month period in 2008. Approximately $0.01 of the decrease in net income per share was due to additional shares the Company issued as a result of its May 2009 equity offering. The decrease in net income for the quarter was primarily due to the aforementioned items.

For the six months ended June 30, 2009, FFO was $40.7 million, a decrease of 11.3 percent from $45.8 million in the same period of last year. On a per share basis, FFO decreased by 20 percent to $0.56 per share from $0.70 per share for the same year ago period. Approximately $0.05 of the decrease in FFO per share is due to the additional shares issued by the Company in conjunction with its equity offering in May. FFO for the six-month period decreased primarily due to tenant bankruptcies, increased vacancies and lowered expectations for revenues from current tenants as a result of difficult economic conditions, increased bad debt expense, decreased equity in earnings from unconsolidated joint ventures, and smaller gains from sales of joint venture interests. The decrease in FFO was partially offset by a gain on extinguishment of debt of $6.0 million related to the Company's repurchase of its convertible senior notes during the six-month period, as well as a decrease in interest expense.

Net income for the six months ended June 30, 2009 was $10.8 million, a decrease of 44.8% compared to $19.5 million in the prior year period. The decrease in net income for the quarter was primarily due to the aforementioned items, plus an increase in depreciation and amortization expense.

Reconciliations of FFO to net income and FFO per share to net income per share are provided at the end of this press release.

"As expected, the Company's results for the quarter reflected the continued impact of challenging marketplace conditions affecting businesses nationwide, including our retailer tenants," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "While we continue to work through the most severe economic downturn in recent history, we took action during the quarter to strengthen the Company's financial position. In May we completed an equity offering of 17.1 million common shares that provided net proceeds of $106.4 million which were utilized to pay down the $80 million line of credit facility balance outstanding at the close of the offering, as well as permanently retire $20 million in face value of our convertible notes at a discount to the original face amount. We believe increasing our equity also provides additional flexibility with lenders as we work to address upcoming debt maturities."

**Portfolio Performance**
For the quarter, the Company generated total revenues of $40.3 million, a decrease of 14.1 percent from $46.9 million recorded in the second quarter of 2008. Total revenues for the six months ended June 30, 2009 decreased 9.4 percent to $87.0 million from $96.0 million in the same period prior year. The decreases in three and six-month revenues were due to lower rental and tenant recovery income related to certain tenant bankruptcies and the marketplace challenges facing retailer tenants, as well as a decrease in income on properties owned through the joint venture with Inland Real Estate Exchange Corporation (IREX) prior to de-consolidation. The University of Phoenix office building was consolidated until early February 2009, and was the only IREX joint venture property that was consolidated during the first six months of 2009. Rental income from properties acquired through the IREX joint venture is recorded as consolidated income until those properties become unconsolidated with the first sales of interests to 1031 exchange investors.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and six-month periods during each year. A total of 121 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties.

Same store net operating income, a non-GAAP measure used to measure the performance of our investment properties, for the quarter was $27.4 million, a decrease of 12.3 percent compared to $31.2 million in the second quarter of 2008. For the six months ended June 30, 2009, same store net operating income was $56.6 million, a decrease of 7.7 percent compared to $61.4 million for the same period prior year. The decline in same store net operating income was primarily due to tenant bankruptcies, increased vacancy and lowered expectations for rental and tenant recovery revenues from current tenants. The Company has successfully re-tenanted certain vacancies created by retailer bankruptcies and expects to record revenues from replacement tenants by the end of 2009 as these businesses begin paying rent and reimbursing their pro-rata share of property operating and real estate tax expenses.

As of June 30, 2009, financial occupancy for the Company's same store portfolio was 91.2 percent, compared to 92.5 percent as of March 31, 2009, and 92.9 percent as of June 30, 2008.

**Guidance:**
The Company currently anticipates a same store net operating income decrease of 4.0 percent to 8.0 percent, compared to previously anticipated same store net operating income declines of 2.2 percent to 6.3 percent. Due to its revised expectations for annual same store net operating income, the Company has reduced the top end of its previous guidance range for FFO per common share (basic and diluted) for fiscal year 2009. FFO per common share for 2009 is now expected to be $1.05 to $1.13, compared to prior guidance of FFO per common share of $1.05 to $1.18, as adjusted for the May equity offering. Guidance excludes any estimates for potential impairments.

**Leasing**
For the three months ended June 30, 2009, the Company executed a total of 74 leases aggregating 425,176 square feet of gross leasable area (GLA). This included 52 renewal leases comprising 284,134 square feet of GLA with an average rental rate of $11.66 per square foot, representing an increase of 2.3 percent over the average expiring rate. The 20 new leases signed during the quarter comprise 136,110 square feet of GLA with an average rental rate of $15.98 per square foot, representing a decrease of 4.7 percent over the average expiring rental rate. Excluding one lease with a national hobby and crafts retailer that remediated three vacancies in a Chicago submarket currently with a high inventory of available space, total portfolio new lease spreads increased 4.5 percent over expiring rents. In addition, for the total portfolio two non-comparable leases were signed for 4,932 square feet of GLA. The two non-comparable leases have an average rental rate of $15.61 per square foot. For the consolidated portfolio, the average base rents for new leases increased 6.5 percent while spreads on renewal leases were essentially level.

As of June 30, 2009, the Company's total portfolio was 92.9 percent leased, compared to 93.6 percent leased as of March 31, 2009, and 93.6 percent leased as of June 30, 2008. Financial occupancy for the total portfolio was 91.9 percent as of June 30, 2009, compared to 92.6 percent for the total portfolio as of March 31, 2009, and 93.6 percent as of June 30, 2008.

**EBITDA, Balance Sheet, Market Value and Liquidity**
Earnings before interest, taxes, depreciation and amortization (EBITDA) was $32.3 million for the quarter, a decrease of 19.0 percent compared to $39.9 million for the second quarter 2008. For the six months ended June 30, 2009, EBITDA was $69.9 million, a decrease of 8.6 percent from $76.5 million in the prior year period. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense was 2.8 times for the three months ended June 30, 2009, compared to 2.9 times reported for the prior quarter and 3.0 times reported for the second quarter of 2008. The Company has provided EBITDA and related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding its ability to service and incur debt.

In May the Company completed an equity offering of 17.1 million common shares at a price of $6.50 per share. Net of underwriting fees, the offering provided proceeds to the Company of $106.4 million, excluding offering expenses. The Company utilized $80 million of offering proceeds to pay down to zero the balance outstanding on its line of credit facility as of the close of the offering. As of June 30, 2009, the Company had $15.0 million outstanding on its unsecured line of credit facility. The Company also used equity offering proceeds to repurchase $20.0 million in principal amount of its convertible senior notes at a discount to the original face amount. Subsequent to the debt repurchase, $130.0 million in principal amount of the convertible notes remains outstanding. During the quarter the Company also reduced outstanding indebtedness by retiring $22.5 million of secured mortgage debt that was due to mature in January 2010.

As of June 30, 2009, the Company had an equity market capitalization of $589.8 million and $1.0 billion of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $1.6 billion and a debt-to-total market capitalization of 62.3 percent. Including the convertible notes, 72.8 percent of consolidated debt bears interest at fixed rates. As of June 30, 2009, the weighted average interest rate on this debt was 4.88 percent.

**Joint Venture Activity**
The Company's joint venture with Inland Real Estate Exchange Corporation (IREX) was established in 2006 as a means to enhance growth. The Company earns fees for sourcing properties and managing the assets for the joint venture. The joint venture sells interests in the properties to 1031 exchange investors. For the second quarter of 2009, fee income from the IREX joint venture decreased 57.6 percent to $0.4 million, compared to the same period prior year. The decrease was primarily due to lower acquisition fees earned on sales through the IREX joint venture, and was partially offset by increased management fees on properties in unconsolidated joint ventures.

Subsequent to the close of the quarter, sales to investors of the remaining one percent of interests in the University of Phoenix property were closed.  The properties acquired by the Company through the IREX joint venture currently include four office buildings aggregating 839,808 square feet that are 100 percent leased by Bank of America under long-term leases structured with annual increases.  The properties leased to Bank of America are being marketed by the joint venture to investors in two separate offerings.  The Company expects sales of interests in those properties to continue to be marketed through the remainder of the year and that the properties will be substantially sold by the end of 2009.

The Company's development joint ventures with established partners include seven properties in various stages of development.  Two projects, Savannah Crossing and Orchard Crossing, are nearly complete pending final lease up.  The Company has extended completion timelines for the remaining development projects as a result of current market conditions.  The Company is currently in active negotiations with the respective lenders to extend and restructure those loans that matured, but were not called, in June 2009.  The Company expects to invest up to $20 million in additional equity to pay down these loans in order to complete these refinancings.  As of June 30, 2009, the Company has a current equity investment of $48.1 million in development joint venture projects and is currently obligated under loan guarantees for up to $34.7 million.

**Dispositions**
During the quarter the Company sold Montgomery Plaza in Montgomery, IL, a 12,903 square foot neighborhood retail center for $720,000.  The Company also sold for $1.7 million a 114,557 square foot vacant big-box space in Lake Park Plaza in Michigan City, IN, to an established regional discount retailer.  The second quarter supplemental package reflects the adjustment to the square footage of Lake Park Plaza.  In the first quarter, the Company recorded aggregate impairment charges of $1.8 million to record the change in estimated book values of Montgomery Plaza and Lake Park Plaza.

**Dividends**
In May 2009, the Company paid monthly cash dividends to stockholders of $0.08167 per common share.  In June and July 2009 the Company paid monthly cash dividends to stockholders of $0.0475 per common share in accordance with the board of directors' decision that the Company will pay aggregate annual dividends in an amount equal to 100 percent of its estimated taxable income for 2009.

**Conference Call/Webcast**
Management will host a conference call to discuss the Company's financial and operational results on Wednesday, August 5, 2009 at 3:00 p.m. CT (4:00 p.m. ET).  Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer; Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 or 1-412-858-4600 for international callers.  The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com.  The conference call will be recorded and available for replay beginning at 5:00 p.m. CT (6:00 p.m. ET) on August 5, 2009, until 8:00 a.m. CT (9:00 a.m. ET) on August 14, 2009.  Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 431878#.  An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

**About Inland Real Estate Corporation**
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 140 open-air neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet.  Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and six months ended June 30, 2009, is available at www.inlandrealestate.com.

*This press release contains forward-looking statements.  Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements.  Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically  the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a more complete discussion of these risks and uncertainties.  Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.*

**INLAND REAL ESTATE CORPORATION**
**Consolidated Balance Sheets**
**June 30, 2009 and December 31, 2008**
**(In thousands except per share data)**

| | | June 30, 2009 (unaudited) | December 31, 2008 |
|---|---|---|---|
| Assets: | | | |
| Investment properties: | | | |
| Land | $ | 333,433 | 336,917 |
| Construction in progress | | 3,516 | 2,620 |
| Building and improvements | | 914,937 | 926,455 |
| | | 1,251,886 | 1,265,992 |
| Less accumulated depreciation | | 292,852 | 279,945 |
| Net investment properties | | 959,034 | 986,047 |
| Cash and cash equivalents | | 13,126 | 5,180 |
| Investment in securities | | 9,324 | 8,429 |
| Accounts receivable | | 46,000 | 47,305 |
| Investment in and advances to unconsolidated joint ventures | | 133,776 | 150,554 |
| Acquired lease intangibles, net | | 15,772 | 18,055 |
| Deferred costs, net | | 8,347 | 9,612 |
| Other assets | | 8,939 | 11,649 |
| Total assets | $ | 1,194,318 | 1,236,831 |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 31,905 | 30,621 |
| Acquired below market lease intangibles, net | | 2,546 | 2,793 |
| Distributions payable | | 4,003 | 5,431 |
| Mortgages payable | | 412,850 | 479,935 |
| Term Loan | | 140,000 | 140,000 |
| Line of credit facility | | 15,000 | 52,000 |
| Convertible notes (a) | | 127,855 | 159,661 |
| Other liabilities | | 12,385 | 14,166 |
| Total liabilities | | 746,544 | 884,607 |
| Commitments and contingencies | | | |
| Stockholders' Equity: | | | |
| Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at June 30, 2009 and December 31, 2008 | | - | - |
| Common stock, $0.01 par value, 500,000 Shares authorized; 84,261and 66,498 Shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively | | 843 | 665 |
| Additional paid-in capital (net of offering costs of $64,150 and $58,816 at June 30, 2009 and December 31, 2008, respectively) | | 747,224 | 636,199 |
| Accumulated distributions in excess of net income | | (303,606) | (284,551) |
| Accumulated other comprehensive income (loss) | | 1,364 | (2,235) |
| Total stockholders' equity | | 445,825 | 350,078 |
| Noncontrolling interest | | 1,949 | 2,146 |
| Total equity | | 447,774 | 352,224 |
| Total liabilities and stockholders' equity | $ | 1,194,318 | 1,236,831 |

(a) The Company adopted FASB Staff Position No. APB 14-1 on January 1, 2009. In connection with this adoption, the Company reclassified $9,627 to Additional Paid in Capital to reflect the equity portion of the convertible notes. The debt component is recorded net of fair value adjustments in the amount of $2,145 and $4,839 at June 30, 2009 and December 31, 2008, respectively. The FSP required retrospective application and therefore the balance sheet at December 31, 2008 has been restated, reflecting the adoption. The total principal amount outstanding was $130,000 and $164,500 as of June 30, 2009 and December 31, 2008, respectively.

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Operations**
**For the three and six months ended June 30, 2009 and 2008 (unaudited)**
**(In thousands except per share data)**

| | | Three months ended June 30, 2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Rental income | $ | 30,040 | 31,955 | 60,727 | 64,626 |
| Tenant recoveries | | 8,899 | 12,260 | 22,588 | 27,448 |
| Other property income | | 658 | 1,487 | 1,860 | 1,968 |
| Fee income from unconsolidated joint ventures | | 694 | 1,197 | 1,836 | 1,989 |
| Total revenues | | 40,291 | 46,899 | 87,011 | 96,031 |
| | | | | | |
| Expenses: | | | | | |
| Property operating expenses | | 6,538 | 5,960 | 15,568 | 14,869 |
| Real estate tax expense | | 7,775 | 8,157 | 15,872 | 16,464 |
| Depreciation and amortization | | 11,355 | 11,690 | 23,836 | 22,326 |
| Provision for asset impairment | | - | 666 | 1,824 | 666 |
| General and administrative expenses | | 3,171 | 3,538 | 6,449 | 6,591 |
| Total expenses | | 28,839 | 30,011 | 63,549 | 60,916 |
| | | | | | |
| Operating income | | 11,452 | 16,888 | 23,462 | 35,115 |
| | | | | | |
| Other income | | 381 | 2,235 | 718 | 3,592 |
| Gain on sale of investment properties | | - | - | 341 | - |
| Gain on sale of joint venture interest | | 433 | 3,321 | 1,366 | 3,975 |
| Gain on extinguishment of debt | | 2,443 | - | 6,049 | - |
| Impairment of investment securities | | (823) | (2,505) | (2,504) | (2,510) |
| Interest expense | | (8,679) | (11,152) | (18,512) | (23,168) |
| Income before equity in earnings (loss) of unconsolidated joint ventures, income tax expense of taxable REIT subsidiary and discontinued operations | | 5,207 | 8,787 | 10,920 | 17,004 |
| | | | | | |
| Income tax benefit (expense) of taxable REIT subsidiary | | 55 | (164) | (402) | (406) |
| Equity in earnings (loss) on unconsolidated joint ventures | | (1,536) | 626 | (2,106) | 1,791 |
| Income from continuing operations | | 3,726 | 9,249 | 8,412 | 18,389 |
| Income from discontinued operations | | 439 | 376 | 2,523 | 1,332 |
| Net income | | 4,165 | 9,625 | 10,935 | 19,721 |
| | | | | | |
| Less: Net income attributable to the noncontrolling interest | | (78) | (103) | (175) | (216) |
| Net income available to common stockholders | | 4,087 | 9,522 | 10,760 | 19,505 |
| | | | | | |
| Other comprehensive income (expense): | | | | | |
| Unrealized gain (loss) on investment securities | | 3,092 | (1,359) | 885 | (803) |
| Reversal of unrealized loss to realized loss on investment securities | | 823 | 2,505 | 2,504 | 2,510 |
| Unrealized gain (loss) on derivative instruments | | 88 | 367 | 210 | (21) |
| | | | | | |
| Comprehensive income | $ | 8,090 | 11,035 | 14,359 | 21,191 |
| | | | | | |
| Basic and diluted earnings available to common shares per weighted average common share: | | | | | |
| | | | | | |
| Income from continuing operations | $ | 0.05 | 0.14 | 0.12 | 0.28 |
| Income from discontinued operations | | - | - | 0.03 | 0.02 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ | 0.05 | 0.14 | 0.15 | 0.30 |
| | | | | | |
| Weighted average number of common shares outstanding – basic | | 78,427 | 65,929 | 72,536 | 65,839 |
| Weighted average number of common shares outstanding – diluted | | 78,481 | 65,989 | 72,590 | 65,899 |

**Non-GAAP Financial Measures**

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

| | Three months ended June 30, 2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|
| Net income available to common stockholders | $ 4,087 | 9,522 | 10,760 | 19,505 |
| Gain on sale of investment properties | (8) | (517) | (2,349) | (1,348) |
| Equity in depreciation of unconsolidated joint ventures | 4,602 | 2,582 | 8,507 | 5,124 |
| Amortization on in-place lease intangibles | 989 | 753 | 1,665 | 1,612 |
| Amortization on leasing commissions | 299 | 312 | 828 | 507 |
| Depreciation, net of noncontrolling interest | 9,991 | 10,719 | 21,247 | 20,435 |
| Funds From Operations | $ 19,960 | 23,371 | 40,658 | 45,835 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ 0.05 | 0.14 | 0.15 | 0.30 |
| Funds From Operations, per common share – basic and diluted | $ 0.25 | 0.35 | 0.56 | 0.70 |
| Weighted average number of common shares outstanding, basic | 78,427 | 65,929 | 72,536 | 65,839 |
| Weighted average number of common shares outstanding, diluted | 78,481 | 65,989 | 72,590 | 65,899 |

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property.  We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance.  By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure.  By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio.  Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing.  EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

| | Three months ended June 30, 2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---:|---:|---:|---:|
| Income from continuing operations | $ 3,726 | 9,249 | 8,412 | 18,389 |
| Gain on sale of property | - | (256) | (341) | (681) |
| Net income attributable to noncontrolling interest | (78) | (103) | (175) | (216) |
| Impairment of investment securities | 823 | 2,505 | 2,504 | 2,510 |
| Provision for asset impairment | - | 666 | 1,824 | 666 |
| Income tax benefit (expense) of taxable REIT subsidiary | (55) | 164 | 402 | 406 |
| Income (loss) from discontinued operations, excluding gains | 431 | (141) | 515 | (16) |
| Interest expense | 8,679 | 11,152 | 18,512 | 23,168 |
| Interest expense associated with discontinued operations | - | 170 | - | 369 |
| Interest expense associated with unconsolidated joint ventures | 2,837 | 2,067 | 5,863 | 4,050 |
| Depreciation and amortization | 11,355 | 11,690 | 23,836 | 22,326 |
| Depreciation and amortization associated with discontinued operations | 15 | 179 | 84 | 395 |
| Depreciation and amortization associated with unconsolidated joint ventures | 4,602 | 2,582 | 8,507 | 5,124 |
| EBITDA | $ 32,335 | 39,924 | 69,943 | 76,490 |
| Total Interest Expense | $ 11,516 | 13,389 | 24,375 | 27,587 |
| EBITDA:  Interest Expense Coverage Ratio | 2.8 x | 3.0 x | 2.9 x | 2.8 x |

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009 and 2008
(In thousands except per share and square footage data)

| Financial Highlights (1) | | Three months ended June 30,2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|---|
| Total revenues | $ | 40,291 | 46,899 | 87,011 | 96,031 |
| Net income available to common stockholders (1) | $ | 4,087 | 9,522 | 10,760 | 19,505 |
| Gain on sale of investment properties | | (8) | (517) | (2,349) | (1,348) |
| Equity in depreciation and amortization of unconsolidated joint ventures | | 4,602 | 2,582 | 8,507 | 5,124 |
| Amortization on in-place leases intangibles | | 989 | 753 | 1,665 | 1,612 |
| Amortization on leasing commissions | | 299 | 312 | 828 | 507 |
| Depreciation, net of noncontrolling interest | | 9,991 | 10,719 | 21,247 | 20,435 |
| Funds From Operations | $ | 19,960 | 23,371 | 40,658 | 45,835 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ | 0.05 | 0.14 | 0.15 | 0.30 |
| Funds From Operations per weighted average common share – basic and diluted | $ | 0.25 | 0.35 | 0.56 | 0.70 |
| Distributions Declared | $ | 13,472 | 16,168 | 29,815 | 32,291 |
| Distributions Per Common Share | $ | 0.17 | 0.25 | 0.41 | 0.49 |
| Distributions / Funds From Operations Payout Ratio | | 67.5% | 69.2% | 73.3% | 70.5% |
| Weighted Average Commons Shares Outstanding, Diluted | | 78,481 | 65,989 | 72,590 | 65,899 |

| | | As of June 30, 2009 | As of June 30, 2008 |
|---|---|---|---|
| Total Assets | $ | 1,194,318 | 1,249,712 |

| General and Administrative Expenses | | Three months ended June 30,2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|---|
| General and Administrative Expenses (G&A) | $ | 3,171 | 3,538 | 6,449 | 6,591 |
| G&A Expenses as a Percentage of Total Revenue | | 7.9% | 7.5% | 7.4% | 6.9% |
| Annualized G&A Expenses as a Percentage of Total Assets | | 1.06% | 1.13% | 1.08% | 1.05% |

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

## Inland Real Estate Corporation
### Supplemental Financial Information
### For the three and six months ended June 30, 2009 and 2008
### (In thousands except per share and square footage data)

| Net Operating Income (1) | | Three months ended June 30,2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|---|
| Net Operating Income (NOI) (Cash basis) | $ | 27,388 | 31,813 | 56,738 | 63,261 |
| Same Store Net Operating Income (Cash basis) | $ | 27,391 | 31,220 | 56,622 | 61,356 |
| Same Store NOI Percentage Change Over Prior Year Period | | -12.3% | | -7.7% | |

| Consolidated Occupancy | As of June 30,2009 | As of June 30, 2008 |
|---|---|---|
| Leased Occupancy | 92.4% | 93.6% |
| Financial Occupancy | 91.2% | 93.2% |
| Same Store Financial Occupancy | 91.2% | 92.9% |

| Unconsolidated Occupancy | As of June 30,2009 | As of June 30, 2008 |
|---|---|---|
| Leased Occupancy | 94.5% | 94.0% |
| Financial Occupancy | 94.0% | 94.1% |

| Total Occupancy | As of June 30,2009 | As of June 30, 2008 |
|---|---|---|
| Leased Occupancy | 92.9% | 93.6% |
| Financial Occupancy | 91.9% | 93.6% |

| Capitalization | | As of June 30, 2009 | As of June 30, 2008 |
|---|---|---|---|
| Total Shares Outstanding | $ | 84,261 | 66,047 |
| Closing Price Per Share | | 7.00 | 14.42 |
| Equity Market Capitalization | | 589,827 | 952,398 |
| Total Debt (2) | | 973,872 | 1,020,215 |
| Total Market Capitalization | $ | 1,563,699 | 1,972,613 |
| Debt to Total Market Capitalization | | 62.3% | 51.7% |

(1) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.

(2) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes...

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009 and 2008
(In thousands except per share and square footage data)

## Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT.  FFO provides a supplemental measure to compare our performance and operations to other REITs.  Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours.  As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest.  We have adopted the NAREIT definition for computing FFO.  Management uses the calculation of FFO for several reasons.  We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group.  Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance.  The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity.  Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO.  Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs.  FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance.  The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

| | | Three months ended June 30, 2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|---|
| Net income available to common stockholders | $ | 4,087 | 9,522 | 10,760 | 19,505 |
| Gain on sale of investment properties | | (8) | (517) | (2,349) | (1,348) |
| Equity in depreciation and amortization of unconsolidated joint ventures | | 4,602 | 2,582 | 8,507 | 5,124 |
| Amortization on in-place lease intangibles | | 989 | 753 | 1,665 | 1,612 |
| Amortization on leasing commissions | | 299 | 312 | 828 | 507 |
| Depreciation, net of noncontrolling interest | | 9,991 | 10,719 | 21,247 | 20,435 |
| Funds From Operations | $ | 19,960 | 23,371 | 40,658 | 45,835 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ | 0.05 | 0.14 | 0.15 | 0.30 |
| Funds From Operations, per common share – basic and diluted | $ | 0.25 | 0.35 | 0.56 | 0.70 |
| Weighted average number of common shares outstanding, basic | | 78,427 | 65,929 | 72,536 | 65,839 |
| Weighted average number of common shares outstanding, diluted | | 78,481 | 65,989 | 72,590 | 65,899 |
| Additional Information | | | | | |
| Straight-line rents | $ | (272) | 36 | (440) | 58 |
| Amortization of above and below market rents | | 19 | 61 | 43 | 79 |
| Amortization of deferred financing fees | | 740 | 571 | 1,512 | 1,086 |
| Stock based compensation expense | | 87 | 78 | 182 | 132 |
| Capital Expenditures | | | | | |
| Maintenance / non-revenue generating cap ex | | | | | |
| Building / Site improvements | $ | 1,212 | 1,767 | 1,293 | 1,848 |
| Non-maintenance / revenue generating cap ex | | | | | |
| Tenant improvements | | 2,246 | 1,403 | 4,644 | 2,738 |
| Leasing commissions | | 283 | 198 | 612 | 616 |

(In thousands except per share and square footage data)

**Consolidated Debt Schedule**

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at June 30, 2009:

Fixed rate debt

| Mortgagee/Servicer | Interest Rate at June 30, 2009 | Maturity Date | Balance at June 30, 2009 | Percent of Total Debt |
|---|---|---|---|---|
| Allstate Life Insurance | 4.70% | 10/2010 | 7,130 | 1.02% |
| Allstate Life Insurance | 4.70% | 10/2010 | 5,250 | 0.75% |
| Allstate Life Insurance | 5.19% | 08/2012 | 36,200 | 5.19% |
| Allstate Life Insurance | 5.27% | 11/2012 | 12,500 | 1.79% |
| Allstate Life Insurance | 5.27% | 12/2012 | 7,000 | 1.00% |
| Allstate Life Insurance | 5.27% | 12/2012 | 11,000 | 1.58% |
| Archon Financial | 4.88% | 01/2011 | 30,720 | 4.40% |
| Bank of America (a) | 5.52% | 04/2010 | 13,550 | 1.94% |
| Bank of America | 5.01% | 10/2010 | 6,185 | 0.89% |
| Bank of America | 4.11% | 06/2011 | 5,510 | 0.79% |
| Bank of America | 4.88% | 11/2011 | 21,750 | 3.12% |
| John Hancock Life Insurance (b) | 7.65% | 01/2018 | 11,590 | 1.66% |
| JP Morgan Chase Bank (b) | 5.17% | 04/2014 | 17,513 | 2.51% |
| Key Bank | 5.00% | 10/2010 | 7,500 | 1.07% |
| MetLife Insurance Company | 4.71% | 12/2010 | 20,100 | 2.88% |
| Nomura Credit | 5.02% | 08/2011 | 8,800 | 1.26% |
| Principal Life Insurance (a) | 5.25% | 10/2009 | 7,400 | 1.06% |
| Principal Life Insurance (a) | 3.99% | 06/2010 | 32,930 | 4.72% |
| Principal Life Insurance | 5.05% | 01/2014 | 16,250 | 2.33% |
| Principal Real Estate | 5.05% | 04/2014 | 8,750 | 1.25% |
| Prudential Asset Resource (b) | 5.83% | 12/2014 | 5,645 | 0.81% |
| Wells Fargo (a) | 5.14% | 04/2010 | 11,125 | 1.60% |
| Wells Fargo (a) | 5.01% | 04/2010 | 15,300 | 2.20% |
| Wells Fargo (a) | 5.17% | 04/2010 | 23,690 | 3.39% |
| Wells Fargo | 5.01% | 10/2010 | 1,700 | 0.24% |
| Wells Fargo | 4.11% | 06/2011 | 882 | 0.13% |
| Wells Fargo | 4.11% | 06/2011 | 32,338 | 4.63% |
| Total/Weighted Average Fixed Rate Secured | 4.96% | | 378,308 | 54.21% |
| Convertible Notes (c) | 4.63% | 11/2011 | 130,000 | 18.63% |
| Total/Weighted Average Fixed Rate | 4.88% | | $ 508,308 | 72.84% |

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2009
(In thousands except per share and square footage data)

Variable rate debt

| Mortgagee/Servicer | Interest Rate at June 30, 2009 | Maturity Date | | Balance at June 30, 2009 | Percent of Total Debt |
|---|---|---|---|---|---|
| Allstate Life Insurance | 1.72% | 07/2010 | $ | 10,654 | 1.53% |
| Allstate Life Insurance | 1.22% | 12/2010 | | 7,833 | 1.13% |
| Bank of America (a) | 1.72% | 04/2010 | | 2,400 | 0.34% |
| Bank of America (a) | 1.72% | 04/2010 | | 2,468 | 0.35% |
| Bank of America (a) | 1.72% | 06/2010 | | 2,732 | 0.39% |
| Bank of America (a) | 1.72% | 06/2010 | | 2,255 | 0.32% |
| Bank of America | 0.73% | 12/2014 | | 6,200 | 0.89% |
| Total/Weighted Average Variable Rate Secured | 1.43% | | | 34,542 | 4.95% |
| Line of Credit Facility | 3.55% | 04/2011 | | 15,000 | 2.15% |
| Term Loan | 2.38% | 09/2010 | | 140,000 | 20.06% |
| Total/Weighted Average Variable Rate | 2.30% | | | 189,542 | 27.16% |
| Total/Weighted Average Debt | 4.18% | | $ | 697,850 | 100.00% |

(a) Approximately $113,850 of the Company's mortgages payable mature within one year. The Company intends to retire the 2009 maturity of $7,400 with proceeds drawn on its unsecured line of credit facility or cash from operations. The Company intends to refinance the 2010 maturities of $106,450 at market terms available at the time of the maturities.

(b) These loans require payments of principal and interest monthly; all other loans listed are interest only.

(c) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $2,145.

(In thousands except per share and square footage data)

## Summary of Consolidated Debt

| Schedule of Maturities by Year (a): | Scheduled Principal Payments | Mortgage Loan Maturities | Unsecured Maturities (b) | Total | Total Weighted Average Rate (c) | Percent of Total Debt |
|---|---|---|---|---|---|---|
| 2009 | $ 309 | 7,400 | - | 7,709 | 5.25% | 1.10% |
| 2010 | 637 | 172,802 | 140,000 | 313,439 | 3.49% | 44.92% |
| 2011 (d) | 676 | 100,000 | 145,000 | 245,676 | 4.51% | 35.20% |
| 2012 | 715 | 66,700 | - | 67,415 | 5.23% | 9.66% |
| 2013 | 763 | - | - | 763 | - | 0.11% |
| 2014 | 471 | 52,013 | - | 52,484 | 4.68% | 7.52% |
| 2015 | 284 | - | - | 284 | - | 0.04% |
| 2016 | 306 | - | - | 306 | - | 0.04% |
| 2017 | 302 | - | - | 302 | - | 0.04% |
| 2018 | - | 9,472 | - | 9,472 | 7.65% | 1.37% |
| Total | $ 4,463 | 408,387 | 285,000 | 697,850 | 4.18% | 100.00% |

| Total Debt Outstanding | June 30, 2009 |
|---|---|
| Mortgage loans payable: | |
| Fixed rate secured loans | $ 378,308 |
| Variable rate secured loans | 34,542 |
| Unsecured fixed rate convertible notes (d) | 130,000 |
| Unsecured line of credit facility and term loan | 155,000 |
| Total | $ 697,850 |

| Percentage of Total Debt: | June 30, 2009 |
|---|---|
| Fixed rate loans | 72.84% |
| Variable rate loans | 27.16% |

| Current Average Interest Rates (c): | June 30, 2009 |
|---|---|
| Fixed rate loans | 4.88% |
| Variable rate loans | 2.30% |
| Total weighted average interest rate | 4.18% |

(a) Excludes extension periods

(b) Includes unsecured convertible notes, line of credit facility and term loan.

(c) Interest rates are as of June 30, 2009 and exclude the impact of deferred loan fee amortization.

(d) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $2,145.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2009
(In thousands except per share and square footage data)

**Significant Retail Tenants (Consolidated) (1)**

| Tenant Name | Number of Stores | | Annual Base Rent | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. | 11 | $ | 6,872 | 5.68% | 693,129 | 6.58% |
| Dominick's Finer Foods | 8 | | 6,342 | 5.24% | 535,873 | 5.09% |
| Carmax | 2 | | 4,021 | 3.32% | 187,851 | 1.78% |
| Roundy's | 6 | | 3,909 | 3.23% | 379,635 | 3.61% |
| PetsMart | 9 | | 2,905 | 2.40% | 216,624 | 2.06% |
| Best Buy | 4 | | 2,424 | 2.00% | 183,757 | 1.74% |
| TJX Companies, Inc. (2) | 8 | | 2,065 | 1.70% | 265,577 | 2.52% |
| Office Depot | 8 | | 1,970 | 1.63% | 177,732 | 1.69% |
| The Sports Authority | 3 | | 1,851 | 1.53% | 130,963 | 1.24% |
| Kroger | 4 | | 1,837 | 1.52% | 235,687 | 2.24% |
| OfficeMax | 5 | | 1,605 | 1.32% | 130,636 | 1.24% |
| Michael’s | 6 | | 1,490 | 1.23% | 130,165 | 1.24% |
| Kohl’s | 2 | | 1,468 | 1.21% | 169,584 | 1.61% |
| Staples | 5 | | 1,461 | 1.21% | 112,728 | 1.07% |
| Pier 1 Imports | 7 | | 1,365 | 1.13% | 70,037 | 0.67% |
| Barnes & Noble | 3 | | 1,303 | 1.07% | 67,988 | 0.65% |
| Home Depot | 1 | | 1,243 | 1.03% | 113,000 | 1.07% |
| JoAnn Fabrics | 5 | | 1,232 | 1.02% | 128,478 | 1.22% |
| Bally’s Total Fitness | 3 | | 1,205 | 1.00% | 88,803 | 0.84% |
| Total | | $ | 46,568 | 38.47% | 4,018,247 | 38.16% |

**Significant Retail Tenants (Unconsolidated) (1)**

| Tenant Name | Number of Stores | | Annual Base Rent | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. | 5 | $ | 3,988 | 8.42% | 338,983 | 9.20% |
| TJX Companies, Inc. (2) | 5 | | 1,634 | 3.45% | 153,715 | 4.17% |
| Dick's | 2 | | 1,553 | 3.28% | 165,000 | 4.48% |
| Regal Cinemas | 1 | | 1,210 | 2.56% | 73,000 | 1.98% |
| The Gap | 4 | | 986 | 2.08% | 67,965 | 1.85% |
| REI (Recreational Equipment Inc) | 1 | | 971 | 2.05% | 25,550 | 0.69% |
| Bed, Bath and Beyond | 2 | | 810 | 1.71% | 91,435 | 2.48% |
| Retail Ventures, Inc (DSW Warehouse) | 2 | | 764 | 1.61% | 49,699 | 1.35% |
| Dominick's Finer Foods | 1 | | 726 | 1.53% | 63,111 | 1.71% |
| Food 4 Less | 1 | | 675 | 1.43% | 63,052 | 1.71% |
| Roundy’s | 1 | | 649 | 1.37% | 55,990 | 1.52% |
| PetsMart | 2 | | 632 | 1.34% | 50,514 | 1.37% |
| Harlem Furniture | 1 | | 628 | 1.33% | 27,932 | 0.76% |
| Border’s Books & Music | 2 | | 502 | 1.06% | 45,370 | 1.23% |
| The Sports Authority | 1 | | 489 | 1.03% | 44,495 | 1.21% |
| Blockbuster Video | 4 | | 471 | 1.00% | 20,432 | 0.55% |
| Total | | $ | 16,688 | 35.25% | 1,336,243 | 36.26% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent

(2) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

(In thousands except per share and square footage data)

**Significant Retail Tenants (Total) (1)**

| Tenant Name | Number of Stores | | Annual Base Rent | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. | 16 | $ | 10,860 | 6.45% | 1,032,112 | 7.26% |
| Dominick's Finer Foods | 9 | | 7,068 | 4.20% | 598,984 | 4.21% |
| Carmax | 2 | | 4,021 | 2.39% | 187,851 | 1.32% |
| Roundy's | 7 | | 4,558 | 2.71% | 435,625 | 3.07% |
| TJX Companies, Inc. (2) | 13 | | 3,699 | 2.20% | 419,292 | 2.95% |
| PetsMart | 11 | | 3,537 | 2.10% | 267,138 | 1.88% |
| Best Buy | 4 | | 2,424 | 1.44% | 183,757 | 1.29% |
| The Sports Authority | 4 | | 2,340 | 1.39% | 175,458 | 1.23% |
| Office Depot | 9 | | 2,276 | 1.35% | 199,188 | 1.40% |
| The GAP | 8 | | 1,912 | 1.14% | 136,420 | 0.96% |
| Retail Ventures, Inc (DSW Warehouse) | 4 | | 1,876 | 1.11% | 95,915 | 0.68% |
| Kroger | 4 | | 1,837 | 1.09% | 235,687 | 1.66% |
| OfficeMax | 6 | | 1,801 | 1.07% | 144,596 | 1.02% |
| Michael's | 7 | | 1,719 | 1.02% | 149,908 | 1.05% |
| Total | | $ | 49,928 | 29.66% | 4,261,931 | 29.98% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent

(2) Includes TJ Maxx, Marshall's, and A.J. Wright Stores

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Consolidated)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (2) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (3) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (1) | | | | | | |
| M-T-M | 2 | 35,606 | 0.37% | $ 178 | 0.14% | $ 5.00 |
| 2009 | 6 | 181,197 | 1.89% | 1,205 | 0.97% | 6.65 |
| 2010 | 12 | 332,418 | 3.46% | 3,046 | 2.45% | 9.16 |
| 2011 | 27 | 735,734 | 7.66% | 8,037 | 6.47% | 10.92 |
| 2012 | 27 | 627,198 | 6.53% | 6,396 | 5.15% | 10.20 |
| 2013 | 30 | 768,578 | 8.00% | 7,673 | 6.18% | 9.98 |
| 2014 | 23 | 844,707 | 8.80% | 9,325 | 7.51% | 11.04 |
| 2015 | 14 | 331,001 | 3.45% | 3,901 | 3.14% | 11.79 |
| 2016 | 7 | 153,760 | 1.60% | 2,282 | 1.84% | 14.84 |
| 2017 | 16 | 777,819 | 8.10% | 8,676 | 6.98% | 11.15 |
| 2018+ | 42 | 2,228,313 | 23.20% | 25,625 | 20.63% | 11.50 |
| TOTAL/WEIGHTED AVERAGE | 206 | 7,016,331 | 73.06% | $ 76,344 | 61.46% | $ 10.88 |
| ALL NON-ANCHOR LEASES | | | | | | |
| M-T-M | 17 | 38,166 | 0.40% | $ 435 | 0.35% | $ 11.40 |
| 2009 | 111 | 247,097 | 2.57% | 4,302 | 3.46% | 17.41 |
| 2010 | 157 | 379,121 | 3.95% | 7,335 | 5.91% | 19.35 |
| 2011 | 137 | 380,478 | 3.96% | 6,465 | 5.20% | 16.99 |
| 2012 | 187 | 480,143 | 5.00% | 8,784 | 7.07% | 18.29 |
| 2013 | 160 | 442,810 | 4.61% | 8,226 | 6.62% | 18.58 |
| 2014 | 93 | 251,448 | 2.62% | 4,501 | 3.62% | 17.90 |
| 2015 | 28 | 88,784 | 0.92% | 1,906 | 1.53% | 21.47 |
| 2016 | 16 | 57,475 | 0.60% | 1,143 | 0.92% | 19.89 |
| 2017 | 12 | 56,813 | 0.59% | 923 | 0.74% | 16.25 |
| 2018+ | 40 | 164,854 | 1.72% | 3,879 | 3.12% | 23.53 |
| TOTAL/WEIGHTED AVERAGE | 958 | 2,587,189 | 26.94% | $ 47,899 | 38.54% | $ 18.51 |
| ALL LEASES | | | | | | |
| M-T-M | 19 | 73,772 | 0.77% | $ 613 | 0.49% | $ 8.31 |
| 2009 | 117 | 428,294 | 4.46% | 5,507 | 4.43% | 12.86 |
| 2010 | 169 | 711,539 | 7.41% | 10,381 | 8.36% | 14.59 |
| 2011 | 164 | 1,116,212 | 11.62% | 14,502 | 11.67% | 12.99 |
| 2012 | 214 | 1,107,341 | 11.53% | 15,180 | 12.22% | 13.71 |
| 2013 | 190 | 1,211,388 | 12.61% | 15,899 | 12.80% | 13.12 |
| 2014 | 116 | 1,096,155 | 11.42% | 13,826 | 11.13% | 12.61 |
| 2015 | 42 | 419,785 | 4.37% | 5,807 | 4.67% | 13.83 |
| 2016 | 23 | 211,235 | 2.20% | 3,425 | 2.76% | 16.21 |
| 2017 | 28 | 834,632 | 8.69% | 9,599 | 7.72% | 11.50 |
| 2018+ | 82 | 2,393,167 | 24.92% | 29,504 | 23.75% | 12.33 |
| TOTAL/WEIGHTED AVERAGE | 1,164 | 9,603,520 | 100.00% | $ 124,243 | 100.00% | $ 12.94 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Unconsolidated)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (1) (2) | | | | | | |
| 2010 | 6 | 158,948 | 4.59% | 1,262 | 2.58% | 7.94 |
| 2011 | 4 | 138,240 | 3.99% | 1,168 | 2.39% | 8.45 |
| 2012 | 3 | 105,112 | 3.04% | 1,465 | 2.99% | 13.94 |
| 2013 | 5 | 147,025 | 4.25% | 1,911 | 3.91% | 13.00 |
| 2014 | 9 | 250,982 | 7.25% | 2,743 | 5.61% | 10.93 |
| 2015 | 5 | 155,893 | 4.50% | 1,831 | 3.74% | 11.75 |
| 2016 | 4 | 134,593 | 3.89% | 1,105 | 2.26% | 8.21 |
| 2017 | 4 | 68,199 | 1.97% | 1,328 | 2.71% | 19.47 |
| 2018+ | 23 | 1,672,374 | 48.29% | 21,099 | 43.12% | 12.62 |
| TOTAL/WEIGHTED AVERAGE | 63 | 2,831,366 | 81.77% | $ 33,912 | 69.31% | $ 11.98 |
| ALL NON-ANCHOR LEASES (1) | | | | | | |
| 2009 | 18 | 36,973 | 1.07% | $ 824 | 1.68% | $ 22.29 |
| 2010 | 45 | 102,393 | 2.96% | 2,339 | 4.78% | 22.84 |
| 2011 | 22 | 70,350 | 2.03% | 1,475 | 3.01% | 20.97 |
| 2012 | 28 | 65,687 | 1.89% | 1,476 | 3.02% | 22.45 |
| 2013 | 20 | 52,569 | 1.51% | 1,247 | 2.55% | 23.72 |
| 2014 | 34 | 117,452 | 3.39% | 2,698 | 5.51% | 22.97 |
| 2015 | 17 | 73,850 | 2.13% | 1,633 | 3.34% | 22.11 |
| 2016 | 11 | 39,886 | 1.15% | 1,090 | 2.23% | 27.33 |
| 2017 | 3 | 17,033 | 0.49% | 502 | 1.03% | 29.47 |
| 2018+ | 13 | 55,766 | 1.61% | 1,731 | 3.54% | 31.03 |
| TOTAL/WEIGHTED AVERAGE | 211 | 631,959 | 18.23% | $ 15,015 | 30.69% | $ 23.76 |
| ALL LEASES | | | | | | |
| 2009 | 18 | 36,973 | 1.07% | $ 824 | 1.68% | $ 22.29 |
| 2010 | 51 | 261,341 | 7.55% | 3,601 | 7.36% | 13.78 |
| 2011 | 26 | 208,590 | 6.02% | 2,643 | 5.40% | 12.67 |
| 2012 | 31 | 170,799 | 4.93% | 2,941 | 6.01% | 17.22 |
| 2013 | 25 | 199,594 | 5.76% | 3,158 | 6.46% | 15.82 |
| 2014 | 43 | 368,434 | 10.64% | 5,441 | 11.12% | 14.77 |
| 2015 | 22 | 229,743 | 6.63% | 3,464 | 7.08% | 15.08 |
| 2016 | 15 | 174,479 | 5.04% | 2,195 | 4.49% | 12.58 |
| 2017 | 7 | 85,232 | 2.46% | 1,830 | 3.74% | 21.47 |
| 2018+ | 36 | 1,728,140 | 49.90% | 22,830 | 46.66% | 13.21 |
| TOTAL/WEIGHTED AVERAGE | 274 | 3,463,325 | 100.00% | $ 48,927 | 100.00% | $ 14.13 |

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

## Lease Expiration Analysis

(Total)

| Lease Expiration Year | Number of Leases Expiring | GLA Under Expiring Leases (Sq.Ft.) | Percent of Total Leased GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (1) | | | | | | |
| M-T-M | 2 | 35,606 | 0.27% | $ 178 | 0.10% | $ 5.00 |
| 2009 | 6 | 181,197 | 1.39% | 1,205 | 0.70% | 6.65 |
| 2010 | 18 | 491,366 | 3.76% | 4,308 | 2.49% | 8.77 |
| 2011 | 31 | 873,974 | 6.69% | 9,205 | 5.32% | 10.53 |
| 2012 | 30 | 732,310 | 5.60% | 7,861 | 4.54% | 10.73 |
| 2013 | 35 | 915,603 | 7.01% | 9,584 | 5.53% | 10.47 |
| 2014 | 32 | 1,095,689 | 8.39% | 12,068 | 6.97% | 11.01 |
| 2015 | 19 | 486,894 | 3.73% | 5,732 | 3.31% | 11.77 |
| 2016 | 11 | 288,353 | 2.21% | 3,387 | 1.96% | 11.75 |
| 2017 | 20 | 846,018 | 6.47% | 10,004 | 5.78% | 11.82 |
| 2018+ | 65 | 3,900,687 | 29.85% | 46,724 | 26.98% | 11.98 |
| TOTAL/WEIGHTED AVERAGE | 269 | 9,847,697 | 75.37% | $ 110,256 | 63.68% | $ 11.20 |
| ALL NON-ANCHOR LEASES (1) | | | | | | |
| M-T-M | 17 | 38,166 | 0.29% | $ 435 | 0.25% | $ 11.40 |
| 2009 | 129 | 284,070 | 2.17% | 5,126 | 2.96% | 18.04 |
| 2010 | 202 | 481,514 | 3.69% | 9,674 | 5.59% | 20.09 |
| 2011 | 159 | 450,828 | 3.45% | 7,940 | 4.58% | 17.61 |
| 2012 | 215 | 545,830 | 4.18% | 10,260 | 5.92% | 18.80 |
| 2013 | 180 | 495,379 | 3.79% | 9,473 | 5.47% | 19.12 |
| 2014 | 127 | 368,900 | 2.82% | 7,199 | 4.16% | 19.51 |
| 2015 | 45 | 162,634 | 1.24% | 3,539 | 2.04% | 21.76 |
| 2016 | 27 | 97,361 | 0.74% | 2,233 | 1.29% | 22.94 |
| 2017 | 15 | 73,846 | 0.57% | 1,425 | 0.82% | 19.30 |
| 2018+ | 53 | 220,620 | 1.69% | 5,610 | 3.24% | 25.42 |
| TOTAL/WEIGHTED AVERAGE | 1,169 | 3,219,148 | 24.63% | $ 62,914 | 36.32% | $ 19.54 |
| ALL LEASES | | | | | | |
| M-T-M | 19 | 73,772 | 0.56% | $ 613 | 0.35% | $ 8.31 |
| 2009 | 135 | 465,267 | 3.56% | 6,331 | 3.66% | 13.61 |
| 2010 | 220 | 972,880 | 7.45% | 13,982 | 8.08% | 14.37 |
| 2011 | 190 | 1,324,802 | 10.14% | 17,145 | 9.90% | 12.94 |
| 2012 | 245 | 1,278,140 | 9.78% | 18,121 | 10.46% | 14.18 |
| 2013 | 215 | 1,410,982 | 10.80% | 19,057 | 11.00% | 13.51 |
| 2014 | 159 | 1,464,589 | 11.21% | 19,267 | 11.13% | 13.15 |
| 2015 | 64 | 649,528 | 4.97% | 9,271 | 5.35% | 14.27 |
| 2016 | 38 | 385,714 | 2.95% | 5,620 | 3.25% | 14.57 |
| 2017 | 35 | 919,864 | 7.04% | 11,429 | 6.60% | 12.42 |
| 2018+ | 118 | 4,121,307 | 31.54% | 52,334 | 30.22% | 12.70 |
| TOTAL/WEIGHTED AVERAGE | 1,438 | 13,066,845 | 100.00% | $ 173,170 | 100.00% | $ 13.25 |

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis)**
New Lease Summary
(Consolidated)

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Number | GLA | | | | | Total Dollar | Percent |
| 1Q2009 | 13 | 47,547 | $ | 494 | $ | 543 | $ 49 | 9.9% |
| per square foot | | | $ | 10.39 | $ | 11.42 | $ 1.03 | |
| 2Q2009 | 17 | 72,013 | $ | 1,010 | $ | 1,076 | $ 66 | 6.5% |
| per square foot | | | $ | 14.03 | $ | 14.94 | $ 0.91 | |
| 2009 Total | 30 | 119,560 | $ | 1,504 | $ | 1,619 | $ 115 | 7.6% |
| per square foot | | | $ | 12.58 | $ | 13.54 | $ 0.96 | |

Renewal Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Number | GLA | | | | | Total Dollar | Percent |
| 1Q2009 | 44 | 198,061 | $ | 2,240 | $ | 2,288 | $ 48 | 2.1% |
| per square foot | | | $ | 11.31 | $ | 11.55 | $ 0.24 | |
| 2Q2009 | 44 | 268,882 | $ | 2,954 | $ | 2,949 | $ (5) | -0.2% |
| per square foot | | | $ | 10.99 | $ | 10.97 | $ (0.02) | |
| 2009 Total | 88 | 466,943 | $ | 5,194 | $ | 5,237 | $ 43 | 0.8% |
| per square foot | | | $ | 11.12 | $ | 11.21 | $ 0.09 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Renewal Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | |
| --- | --- | --- | --- | --- | --- | --- |
| 1Q2009 | 1 | 5,482 | $ | - | $ | 52 |
| per square foot | | | $ | - | $ | 9.49 |
| 2Q2009 | 1 | 3,100 | $ | - | $ | 38 |
| per square foot | | | $ | - | $ | 12.26 |
| 2009 Total | 2 | 8,582 | $ | - | $ | 90 |
| per square foot | | | $ | - | $ | 10.49 |

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009
(In thousands except per share and square footage data)

## Leasing Activity (Cash Basis) (1)
New Lease Summary
(Unconsolidated)

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | Increase/(Decrease) | | |
| | | | | | | | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2009 | 1 | 1,215 | $ | 24 | $ | 21 | $ | (3) | -12.5% |
| per square foot | | | $ | 19.75 | $ | 17.28 | $ | (2.47) | |
| 2Q2009 | 3 | 64,097 | $ | 1,272 | $ | 1,099 | $ | (173) | -13.6% |
| per square foot | | | $ | 19.85 | $ | 17.15 | $ | (2.70) | |
| 2009 Total | 4 | 65,312 | $ | 1,296 | $ | 1,120 | $ | (176) | -13.6% |
| per square foot | | | $ | 19.84 | $ | 17.15 | $ | (2.69) | |

Renewal Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | Increase/(Decrease) | | |
| | | | | | | | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2009 | 4 | 7,284 | $ | 115 | $ | 131 | $ | 16 | 13.9% |
| per square foot | | | $ | 15.79 | $ | 17.98 | $ | 2.19 | |
| 2Q2009 | 8 | 15,252 | $ | 284 | $ | 363 | $ | 79 | 27.8% |
| per square foot | | | $ | 18.62 | $ | 23.80 | $ | 5.18 | |
| 2009 Total | 12 | 22,536 | $ | 399 | $ | 494 | $ | 95 | 23.8% |
| per square foot | | | $ | 17.71 | $ | 21.92 | $ | 4.21 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Non-Comparable Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent |
|---|---|---|---|---|---|---|
| 1Q2009 | 2 | 16,650 | $ | - | $ | 142 |
| per square foot | | | $ | - | $ | 8.53 |
| 2Q2009 | 1 | 1,832 | $ | - | $ | 39 |
| per square foot | | | $ | - | $ | 21.29 |
| 2009 Total | 3 | 18,482 | $ | - | $ | 181 |
| per square foot | | | $ | - | $ | 9.79 |

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**

New Lease Summary
(Total)

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2009 | 14 | 48,762 | $ | 518 | $ | 564 | $ | 46 | 8.9% |
| per square foot | | | $ | 10.62 | $ | 11.56 | $ | 0.94 | |
| 2Q2009 | 20 | 136,110 | $ | 2,282 | $ | 2,175 | $ | (107) | -4.7% |
| per square foot | | | $ | 16.77 | $ | 15.98 | $ | (0.79) | |
| 2009 Total | 34 | 184,872 | $ | 2,800 | $ | 2,739 | $ | (61) | -2.2% |
| per square foot | | | $ | 15.15 | $ | 14.82 | $ | (0.33) | |

Renewal Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2009 | 48 | 205,345 | $ | 2,355 | $ | 2,419 | $ | 64 | 2.7% |
| per square foot | | | $ | 11.47 | $ | 11.78 | $ | 0.31 | |
| 2Q2009 | 52 | 284,134 | $ | 3,238 | $ | 3,312 | $ | 74 | 2.3% |
| per square foot | | | $ | 11.40 | $ | 11.66 | $ | 0.26 | |
| 2009 Total | 100 | 489,479 | $ | 5,593 | | 5,731 | $ | 138 | 2.5% |
| per square foot | | | $ | 11.43 | $ | 11.71 | $ | 0.28 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Non-Comparable Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | |
|---|---|---|---|---|---|---|
| 1Q2009 | 3 | 22,132 | $ | - | $ | 194 |
| per square foot | | | $ | - | $ | 8.77 |
| 2Q2009 | 2 | 4,932 | $ | - | $ | 77 |
| per square foot | | | $ | - | $ | 15.61 |
| 2009 Total | 5 | 27,064 | $ | - | $ | 271 |
| per square foot | | | $ | - | $ | 10.01 |

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2009
(In thousands except per share and square footage data)

**2nd Quarter 2009 Leasing Activity**
(Consolidated)

| New Leases | | Non-Anchors (1) | Anchors (1) | Total |
|---|---|---|---|---|
| Number of Leases | | 14 | 3 | 17 |
| Gross Leasable Area (Sq.Ft.) | | 34,657 | 37,356 | 72,013 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 14.64 | 15.23 | 14.94 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 39 | 5 | 44 |
| Gross Leasable Area (Sq.Ft.) | | 97,482 | 171,400 | 268,882 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.66 | 7.73 | 10.97 |

| Non-Comparable Leases (2) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 1 | - | 1 |
| Gross Leasable Area (Sq.Ft.) | | 3,100 | - | 3,100 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 12.26 | - | 12.26 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 54 | 8 | 62 |
| Gross Leasable Area (Sq.Ft.) | | 135,239 | 208,756 | 343,995 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.04 | 9.07 | 11.81 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2009
(In thousands except per share and square footage data)

## 2nd Quarter 2009 Leasing Activity (1)
(Unconsolidated)

| New Leases | | Non-Anchors (2) | Anchors (2) | Total |
|---|---|---|---|---|
| Number of Leases | | 2 | 1 | 3 |
| Gross Leasable Area (Sq.Ft.) | | 7,707 | 56,390 | 64,097 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 10.88 | 18.00 | 17.15 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 8 | - | 8 |
| Gross Leasable Area (Sq.Ft.) | | 15,252 | - | 15,252 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 23.80 | - | 23.80 |

| Non-Comparable Leases (3) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 1 | - | 1 |
| Gross Leasable Area (Sq.Ft.) | | 1,832 | - | 1,832 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 21.29 | - | 21.29 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 11 | 1 | 12 |
| Gross Leasable Area (Sq.Ft.) | | 24,791 | 56,390 | 81,181 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.60 | 18.00 | 18.49 |

(1)   Includes leasing activity on unconsolidated properties owned in joint ventures.

(2)   The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3)   Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2009
(In thousands except per share and square footage data)

## 2ⁿᵈ Quarter 2009 Leasing Activity (1)
(Total)

| New Leases | | Non-Anchors (2) | Anchors (2) | Total |
|---|---|---|---|---|
| Number of Leases | | 16 | 4 | 20 |
| Gross Leasable Area (Sq.Ft.) | | 42,364 | 93,746 | 136,110 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 13.95 | 16.90 | 15.98 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 47 | 5 | 52 |
| Gross Leasable Area (Sq.Ft.) | | 112,734 | 171,400 | 284,134 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 17.63 | 7.73 | 11.66 |

| Non-Comparable Leases (3) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 2 | - | 2 |
| Gross Leasable Area (Sq.Ft.) | | 4,932 | - | 4,932 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 15.61 | - | 15.61 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 65 | 9 | 74 |
| Gross Leasable Area (Sq.Ft.) | | 160,030 | 265,146 | 425,176 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.59 | 10.97 | 13.09 |

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2009 and 2008
(In thousands except per share and square footage data)

## Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and six months ended June 30, 2009 and 2008, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2009 and 2008. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income available to common stockholders.

| | | Three months ended June 30, 2009 | Three months ended June 30, 2008 | % Increase -Decreased | Six months ended June 30, 2009 | Six months ended June 30, 2008 | % Increase -Decreased |
|---|---|---|---|---|---|---|---|
| Rental income and additional income: | | | | | | | |
| "Same store" investment properties,121 properties | | | | | | | |
| Rental income | $ | 30,293 | 31,188 | -2.9% | 61,064 | 62,411 | -2.2% |
| Tenant recovery income | | 8,898 | 12,065 | -26.2% | 22,512 | 27,058 | -16.8% |
| Other property income | | 658 | 1,487 | -55.7% | 1,860 | 1,965 | -5.3% |
| "Other investment properties | | | | | | | |
| Rental income | | - | 670 | | 60 | 2,078 | |
| Tenant recovery income | | 1 | 195 | | 76 | 390 | |
| Other property income | | - | - | | - | 3 | |
| **Total rental income and additional income** | $ | **39,850** | **45,605** | | **85,572** | **93,905** | |
| Property operating expenses: | | | | | | | |
| "Same store" investment properties, 121 properties | | | | | | | |
| Property operating expenses | $ | 4,683 | 5,517 | -15.1% | 12,942 | 13,893 | -6.8% |
| Real estate tax expense | | 7,775 | 8,003 | -2.8% | 15,872 | 16,185 | -1.9% |
| "Other investment properties" | | | | | | | |
| Property operating expenses | | 4 | 118 | | 20 | 287 | |
| Real estate tax expense | | - | 154 | | - | 279 | |
| **Total property operating expenses** | $ | **12,462** | **13,792** | | **28,834** | **30,644** | |
| Property net operating income | | | | | | | |
| "Same store" investment properties | $ | 27,391 | 31,220 | -12.3% | 56,622 | 61,356 | -7.7% |
| "Other investment properties" | | (3) | 593 | | 116 | 1,905 | |
| **Total property net operating income** | $ | **27,388** | **31,813** | | **56,738** | **63,261** | |
| Other income: | | | | | | | |
| Straight-line income (expense) | | (272) | 36 | | (440) | 58 | |
| Amortization of lease intangibles | | 19 | 61 | | 43 | 79 | |
| Other income | | 381 | 2,235 | | 718 | 3,592 | |
| Fee income from unconsolidated joint ventures | | 694 | 1,197 | | 1,836 | 1,989 | |
| Gain on sale of investment properties | | - | - | | 341 | - | |
| Gain on sale of joint venture interest | | 433 | 3,321 | | 1,366 | 3,975 | |
| Gain on extinguishment of debt | | 2,443 | - | | 6,049 | - | |
| Other expenses: | | | | | | | |
| Income tax benefit (expense) of taxable REIT subsidiary | | 55 | (164) | | (402) | (406) | |
| Bad debt expense | | (1,851) | (325) | | (2,606) | (689) | |
| Depreciation and amortization | | (11,355) | (11,690) | | (23,836) | (22,326) | |
| General and administrative expenses | | (3,171) | (3,538) | | (6,449) | (6,591) | |
| Interest expense | | (8,679) | (11,152) | | (18,512) | (23,168) | |
| Impairment of investment securities | | (823) | (2,505) | | (2,504) | (2,510) | |
| Provision for asset impairment | | - | (666) | | (1,824) | (666) | |
| Equity in earnings (loss) of unconsolidated ventures | | (1,536) | 626 | | (2,106) | 1,791 | |
| Income from continuing operations | | 3,726 | 9,249 | | 8,412 | 18,389 | |
| Income from discontinued operations | | 439 | 376 | | 2,523 | 1,332 | |
| Net income | | 4,165 | 9,625 | | 10,935 | 19,721 | |
| Less: Net income attributable to the noncontrolling interest | | (78) | (103) | | (175) | (216) | |
| Net income available to common stockholders | $ | 4,087 | 9,522 | | 10,760 | 19,505 | |

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2009
(In thousands except per share and square footage data)

**Property Dispositions**

| Date | Property | City | State | GLA Sq. Ft. | Sale Price | Gain on Sale |
|------|----------|------|-------|------------|-----------|-------------|
| 01/30/09 | Wisner/Milwaukee | Chicago | IL | 14,426 | $ 4,000 | $ 1,883 |
| 02/10/09 | Western & Howard | Chicago | IL | 11,974 | 1,845 | 117 |
| 04/08/09 | Montgomery Plaza | Montgomery | IL | 12,903 | 720 | - |
| 04/30/09 | Lake Park Plaza (partial sale) | Michigan City | IN | 114,557 | 1,706 | 8 |
| | | | | 153,860 | $ 8,271 | $ 2,008 |

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures**

Venture with New York State Teachers' Retirement System

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 12/03/04 | IN Retail Fund, LLC | Cobbler Crossing | Elgin | IL | 102,643 | 50.0% | $ 1,642 | $ 4,100 |
| 12/03/04 | IN Retail Fund, LLC | Shoppes at Mill Creek | Palos Park | IL | 102,422 | 50.0% | 2,480 | 4,255 |
| 12/03/04 | IN Retail Fund, LLC | Woodfield Commons | Schaumburg | IL | 207,452 | 50.0% | 8,191 | 8,750 |
| 12/03/04 | IN Retail Fund, LLC | Marketplace at Six Corners | Chicago | IL | 117,000 | 50.0% | 4,640 | 5,900 |
| 12/03/04 | IN Retail Fund, LLC | Chatham Ridge | Chicago | IL | 175,300 | 50.0% | 8,895 | 7,500 |
| 12/23/04 | IN Retail Fund, LLC | Randall Square | Geneva | IL | 216,485 | 50.0% | 8,931 | 8,250 |
| 04/01/05 | IN Retail Fund, LLC | Thatcher Woods | River Grove | IL | 188,213 | 50.0% | 4,733 | 6,750 |
| 06/01/05 | IN Retail Fund, LLC | Forest Lake Marketplace | Forest Lake | MN | 93,853 | 50.0% | 3,398 | 4,250 |
| 06/30/05 | IN Retail Fund, LLC | Orland Park Place | Orland Park | IL | 599,672 | 50.0% | (1,838) | 15,911 |
| 09/01/05 | IN Retail Fund, LLC | Mapleview Shopping Center | Grayslake | IL | 114,804 | 50.0% | (518) | 6,932 |
| 09/01/05 | IN Retail Fund, LLC | Regal Showplace | Crystal Lake | IL | 97,066 | 50.0% | 337 | 4,755 |
| 02/15/06 | IN Retail Fund, LLC | Algonquin Commons | Algonquin | IL | 540,061 | 50.0% | 4,638 | 46,392 |
| 09/07/06 | IN Retail Fund, LLC | Greentree | Caledonia | WI | 169,268 | 50.0% | 3,806 | 3,300 |
| 09/07/06 | IN Retail Fund, LLC | Ravinia Plaza | Orland Park | IL | 101,384 | 50.0% | 3,684 | 5,710 |
| | | | | | 2,825,623 | | $ 53,019 | $ 132,755 |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Allstate (b) | 4.84% Fixed | January 2010 | $ 11,800 |
| Allstate | 5.63% Fixed | March 2011 | 8,510 |
| Allstate | 5.21% Fixed | May 2012 | 8,200 |
| Allstate | 5.86% Fixed | March 2015 | 8,500 |
| Bank of America | 4.94% Fixed | April 2012 | 17,500 |
| Bank of America | 4.94% Fixed | April 2012 | 15,000 |
| Bear Stearns | 5.35% Fixed | December 2011 | 16,500 |
| John Hancock Life Ins. | 5.83% Fixed | February 2015 | 13,500 |
| Lehman Brothers | 5.58% Fixed | April 2013 | 13,263 |
| NLI Commercial Mortgage | 5.29% Fixed | December 2012 | 6,600 |
| Principal | 6.08% Fixed | October 2013 | 11,420 |
| Wachovia Securities | 5.66% Fixed | April 2013 | 2,606 |
| Wachovia Securities | 5.93% Fixed | April 2013 | 7,506 |
| Wells Fargo | 7.56% Fixed | July 2011 | 31,821 |
| Wells Fargo | 5.45% Fixed | November 2014 | 72,969 |
| Wells Fargo | 5.24% Fixed | November 2014 | 19,814 |
| Total / Weighted Average | 5.67%Fixed | | $ 265,509 |

(a) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(b) Approximately $11,800 of this joint venture's mortgages payable mature within one year. The joint venture intends to refinance this maturity at market terms available at the time of maturity.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with TMK Development

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 01/5/06 | TMK/Inland Aurora | Savannah Crossing | Aurora | IL | 14 Acres | 40.0% | $ 9,246 | $ - |

Development Joint Venture with North American Real Estate

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 06/06/06 | NARE/Inland North Aurora I | North Aurora Towne Centre I | North Aurora | IL | 29 Acres | 45.0% | $ 4,125 | $ 20,561 |
| 08/30/06 | NARE/Inland North Aurora II | North Aurora Towne Centre II | North Aurora | IL | 20 Acres | 45.0% | 3,602 | 4,037 |
| 09/10/07 | NARE/Inland North Aurora III | North Aurora Towne Centre III | North Aurora | IL | 63 Acres | 45.0% | 4,022 | 17,413 |
| | | | | | 112 Acres | | $ 11,749 | $ 42,011 |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America (b) | 1.99% Variable | August 2009 | $ 19,608 |
| Bank of America | 1.82% Variable | October 2011 | 4,300 |
| Bank of America (b) (c) | 2.57% Variable | June 2009 | 4,749 |
| Bank of America (b) (c) | 3.14% Variable | June 2009 | 20,979 |
| Total / Weighted Average | 2.52%Variable | | $ 49,636 |

Development Joint Venture with Paradise Group

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 02/23/07 | PDG/Tuscany Village Venture | Tuscany Village | Clermont | FL | 53 Acres | 15.0% | $ 7,453 | $ - |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America (b) | 2.17% Variable | September 2009 | $ 9,052 |

(a) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(b) Approximately $88,739 of unconsolidated development joint venture mortgages payable mature within one year. The joint venture expects to extend or renew these loans at market terms available at the time of maturity.

(c) The Company is engaged in discussions with the respective lenders to extend or restructure this debt, which may require pay downs of principal.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with Pine Tree Institutional Realty LLC

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 04/02/07 | PTI Ft. Wayne, LLC | Orchard Crossing | Ft. Wayne | IN | 31 Acres | 85% | $ 3,937 | $ 15,874 |
| 09/26/07 | PTI Boise, LLC | Southshore Shopping Center | Boise | ID | 7 Acres | 85% | 1,683 | 3,124 |
| 12/21/07 | PTI Westfield, LLC | Lantern Commons | Westfield | IN | 64 Acres | 85% | 6,252 | 10,200 |
| | | | | | 102 Acres | | $ 11,871 | $ 29,198 |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America (b) (c) | 2.14% Variable | June 2009 | $ 18,675 |
| National City Bank (b) | 2.07% Variable | March 2010 | 3,676 |
| National City Bank (b) (c) | 3.31% Variable | June 2009 | 12,000 |
| Total / Weighted Average | 2.54%Variable | | $ 34,351 |

Development Joint Venture with Tucker Development Corporation

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 05/12/07 | TDC Inland Lakemoor | Shops at Lakemoor | Lakemoor | IL | 74 Acres | 48% | $ 7,774 | $ 21,663 |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 1.62% Variable | August 2011 | $ 22,105 |

(a) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(b) Approximately $88,739 of unconsolidated development joint venture mortgages payable mature within one year. The joint venture expects to extend or renew these loans at market terms available at the time of maturity.

(c) The Company is engaged in discussions with the respective lenders to extend or restructure this debt, which may require pay downs of principal.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Joint Venture with Inland Real Estate Exchange

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (a) |
|---|---|---|---|---|---|---|---|---|
| 05/01/08 | IRC/IREX Venture | The University of Phoenix | Merrillville | IN | 18,018 | 1% | $ 18 | $ 32 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Moosic | PA | 300,000 | 58% | 11,261 | 14,624 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Las Vegas | NV | 85,708 | 58% | 3,176 | 8,588 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Hunt Valley | MD | 377,332 | 54% | 14,126 | 23,244 |
| 07/14/08 | IRC/IREX Venture | Bank of America | Rio Ranch | NM | 76,768 | 54% | 2,894 | 3,907 |
| | | | | | 857,826 | | $ 31,475 | $ 50,395 |

Debt Schedule

| Mortgagee | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Wheaton Bank and Trust | 6.04% Fixed | April 2013 | $ 3,210 |
| Parkway Bank | 5.60% Fixed | July 2013 | 25,213 |
| Parkway Bank | 5.60% Fixed | July 2013 | 14,807 |
| Parkway Bank | 5.60% Fixed | July 2013 | 43,044 |
| Parkway Bank | 5.60% Fixed | July 2013 | 7,236 |
| Total / Weighted Average | 5.62%Fixed | | $ 93,510 |

(a) IRC’s pro rata share of debt is calculated using the current ownership percentage in each asset.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures (continued)

### Joint Venture Development Summary

| Project / Entity | MSA | IRC % Interest (1) | Projected Owned GLA | Projected Total GLA | Current Occupancy | Total Estimated Project Cost | Net Cost Incurred as of June 30 ,2009 | Major Tenants and Non-owned Anchors |
|---|---|---|---|---|---|---|---|---|
| Savannah Crossing – IL<br>TMK/Inland Aurora Venture LLC | Chicago | 40% | 34,870 | 264,870 | 67% | $ 12,400 | $ 12,123 | Wal-Mart (non-owned)<br>Walgreen's |
| North Aurora Towne Centre Phase I (Outlots) – IL<br>NARE/Inland North Aurora Venture LLC | Chicago | 45% | 62,056 | 182,056 | 58% | 31,200 | 28,395 | Target (non-owned)<br>JC Penney (non-owned)<br>Best Buy<br>La-Z-Boy(non-owned) |
| North Aurora Towne Centre Phase II – IL<br>NARE/Inland North Aurora Venture II LLC | Chicago | 45% | 150,416 | 215,416 | - | 24,000 | 8,892 | Target (non-owned)<br>JC Penney (non-owned)<br>Ashley Furniture (non-owned) |
| North Aurora Towne Centre Phase III – IL<br>NARE/Inland North Aurora Venture III LLC | Chicago | 45% | 100,000 | 375,000 | - | 43,300 | 25,415 | Target (non-owned)<br>JC Penney (non-owned) |
| Tuscany Village – FL<br>Paradise | Orlando | 15% | 106,145 | 318,770 | - | 40,300 | 16,906 | - |
| Orchard Crossing – IN<br>PTI Ft. Wayne, LLC | Fort Wayne | 85% | 118,168 | 258,168 | 68% | 24,700 | 22,875 | Target (non-owned),<br>Gordman's |
| Southshore Shopping Center – ID<br>PTI Boise, LLC | Boise | 85% | 91,391 | 91,391 | - | 13,700 | 5,664 | Albertson's (non-owned) |
| Shops at Lakemoor - IL<br>TDC Inland Lakemoor LLC | Chicago | 48% | 275,000 | 535,000 | - | 96,300 | 30,204 | - |
| Lantern Commons<br>PTI Westfield, LLC | Indianapolis | 85% | 201,000 | 450,000 | - | 70,500 | 20,600 | - |
| Totals/WTD Avg | | | 1,139,046 | 2,690,671 | 12% | $ 356,400 | $ 171,074 | |

(1) The Company owns the development properties through joint ventures and earns a preferred return and then it's pro rata share of earnings.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

**IREX Joint Venture Property Status (1)**

| Property | Location | % TIC Ownership | Pro Rata Share of Acquisition Fee | Acquisition Fee Earned for the six months ended June 30, 2009 | Estimated Annualized Property Management Fee |
|---|---|---|---|---|---|
| Fox Run Square | Naperville, IL | 100% | 570 | 12 | 87 |
| The University of Phoenix | Merrillville, IN | 99% | 107 | 106 | 11 |
| Bank of America (2) | Moosic, PA | 42% | 1,416 | 249 | 77 |
| Bank of America (2) | Las Vegas, NV | 42% | - | - | 45 |
| Bank of America (3) | Hunt Valley, MD | 46% | 1,744 | 488 | 131 |
| Bank of America (3) | Rio Rancho, NM | 46% | - | - | 22 |
| | | | $ 3,837 | $ 855 | $ 373 |

(1) These properties are not consolidated because upon the first sale of equity interest through the private placement offerings, the Company accounts for its equity interest under the equity method of accounting.

(2) The TIC interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,416 for both properties.

(3) The TIC interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,744 for both properties.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures – Balance Sheets

| | | June 30, 2009 | December 31, 2008 |
|---|---|---|---|
| Balance Sheet: | | | |
| Assets: | | | |
| Cash | $ | 14,939 | 18,790 |
| Investment in real estate, net | | 584,364 | 604,340 |
| Construction in progress | | 125,774 | 123,764 |
| Acquired lease intangibles, net | | 50,978 | 58,876 |
| Accounts and rents receivable | | 14,911 | 19,130 |
| Restricted cash | | 17,315 | 15,178 |
| Leasing commissions, net | | 2,538 | 2,478 |
| Loan fees, net | | 1,551 | 2,125 |
| Other assets | | 8,259 | 7,674 |
| Total assets | $ | 820,629 | 852,355 |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 3,390 | 3,706 |
| Acquired lease intangibles, net | | 6,101 | 6,647 |
| Accrued interest | | 1,680 | 1,666 |
| Accrued real estate taxes | | 14,428 | 14,024 |
| Security and other deposits | | 469 | 561 |
| Mortgage payable | | 474,164 | 487,221 |
| Prepaid rents and unearned income | | 2,899 | 6,219 |
| Other liabilities | | 13,639 | 15,038 |
| Total liabilities | | 516,770 | 535,082 |
| Total equity | | 303,859 | 317,273 |
| Total liabilities and equity | | 820,629 | 852,355 |
| Investment in and advances to unconsolidated joint ventures | $ | 133,776 | 150,554 |

Unconsolidated joint ventures had mortgages payable of $474,164 and $487,221 as of June 30, 2009 and December 31, 2008, respectively. The Company's proportionate share of these loans was $276,022 and $300,350 as of June 30, 2009 and December 31, 2008, respectively. As the debt is non-recourse, the Company is only liable up to its investment in the joint ventures.

Supplemental Financial Information
For the three and six months ended June 30, 2009
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

| | Three months ended June 30, 2009 | Three months ended June 30, 2008 | Six months ended June 30, 2009 | Six months ended June 30, 2008 |
|---|---|---|---|---|
| Revenues: | | | | |
| Rental income | $ 12,604 | 10,631 | 25,597 | 22,152 |
| Tenant recoveries | 3,950 | 4,759 | 8,940 | 9,914 |
| Other property income | 48 | 101 | 154 | 227 |
| Total revenues | 16,602 | 15,491 | 34,691 | 32,293 |
| Expenses: | | | | |
| Property operating expenses | 2,778 | 2,613 | 6,959 | 5,826 |
| Real estate tax expense | 3,595 | 3,474 | 7,271 | 6,941 |
| Depreciation and amortization | 8,871 | 5,482 | 16,032 | 11,154 |
| General and administrative expenses | 56 | 60 | 105 | 109 |
| Total expenses | 15,300 | 11,629 | 30,367 | 24,030 |
| Operating income | 1,302 | 3,862 | 4,324 | 8,263 |
| Other income | 384 | 836 | 975 | 2,315 |
| Interest expense | (5,332) | (4,473) | (10,746) | (8,937) |
| Income from continuing operations | $ (3,646) | 225 | (5,447) | 1,641 |
| IRC's pro rata share (a) | $ (1,536) | 626 | (2,106) | 1,791 |

(a)     IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

Property List

As of June 30, 2009, we owned 121 investment properties, comprised of 27 single-user retail properties, 54 Neighborhood Retail Centers, 16 Community Centers, and 24 Power Centers.  These investment properties are located in the states of Florida (1), Illinois (73), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6).  Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Single-User | | | | | |
| Bally's Total Fitness<br>St. Paul, MN | 43,000 | 09/99 | 1998 | 100% | Bally's Total Fitness |
| Carmax<br>Schaumburg, IL | 93,333 | 12/98 | 1998 | 100% | Carmax |
| Carmax<br>Tinley Park, IL | 94,518 | 12/98 | 1998 | 100% | Carmax |
| Cub Foods<br>Arden Hills, MN | 68,442 | 03/04 | 2003 | 100% | Cub Foods |
| Cub Foods<br>Buffalo Grove, IL | 56,192 | 06/99 | 1999 | 100% | Cub Foods (sublet to Great Escape) |
| Cub Foods<br>Hutchinson, MN | 60,208 | 01/03 | 1999 | 100% (b) | Cub Foods (b) |
| Cub Foods<br>Indianapolis, IN | 67,541 | 03/99 | 1991 | 100% (b) | Cub Foods (b) |
| Cub Foods<br>Plymouth, MN | 67,510 | 03/99 | 1991 | 100% | Cub Foods |
| Disney<br>Celebration, FL | 166,131 | 07/02 | 1995 | 100% | Walt Disney World |
| Dominick's<br>Countryside, IL | 62,344 | 12/97 | 1975 / 2001 | 100% | Dominick's Finer Foods |
| Dominick's<br>Schaumburg, IL | 71,400 | 05/97 | 1996 | 100% | Dominick's Finer Foods |
| Food 4 Less f/k/a Dominick's<br>Hammond, IN | 71,313 | 05/99 | 1999 | 100% | Dominick's Finer Foods (sublet to Food 4 Less) |
| Glendale Heights Retail f/k/a Dominick's<br>Glendale Heights, IL | 68,879 | 09/97 | 1997 | 100% (b) | Dominick's Finer Foods (b) |
| Grand Traverse Crossings f/k/a Circuit City<br>Traverse City, MI | 21,337 | 01/99 | 1998 | 0% | None |
| Hammond Mills<br>Hammond, IN | 7,488 | 12/98 | 1998 | 100% | None |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Single-User | | | | | |
| Home Goods Store Coon Rapids, MN | 25,145 | 10/05 | 2005 | 100% | Home Goods |
| Homewood Plaza Homewood, IL | 19,000 | 02/98 | 1993 | 100% (b) | Office Depot (b) |
| Michael's Coon Rapids, MN | 24,240 | 07/02 | 2001 | 100% | Michael's |
| Oliver Square f/k/a Springbrook Market West Chicago, IL | 78,158 | 01/98 | 1990 | 100% (b) | Springbrook Market (b) |
| PetsMart Gurnee, IL | 25,692 | 04/01 | 1997 | 100% | PetsMart |
| Pic 'N Save Waupaca, WI | 63,780 | 03/06 | 2002 | 100% | Pic 'N Save |
| Rite-Aid (f/k/a Eckerd Drug Store) Chattanooga, TN | 10,908 | 05/02 | 1999 | 100% | Eckerd Drug Store |
| Riverdale Commons Outlot Coon Rapids, MN | 6,566 | 03/00 | 1999 | 100% | None |
| Schaumburg Golf Road Retail f/k/a Tweeter Home Entertainment Schaumburg, IL | 9,988 | 09/99 | 1998 | 0% | None |
| Staples Freeport, IL | 24,049 | 12/98 | 1998 | 100% | Staples |
| Verizon Joliet, IL | 4,504 | 05/97 | 1995 | 100% | None |
| Walgreens Jennings, MO | 15,120 | 10/02 | 1996 | 100% | Walgreen's (c) |
| Neighborhood Retail Centers | | | | | |
| 22nd Street Plaza Outlot Oakbrook Terrace, IL | 9,970 | 11/97 | 1985/2004 | 100% | None |
| Aurora Commons Aurora, IL | 126,908 | 01/97 | 1988 | 92% (b) | Jewel Food Stores |
| Berwyn Plaza Berwyn, IL | 18,138 | 05/98 | 1983 | 100% | Justice Produce |
| Big Lake Town Square Big Lake, MN | 67,858 | 01/06 | 2005 | 94% | Coborn's Super Store |
| Brunswick Market Center Brunswick, OH | 119,540 | 12/02 | 1997 / 1998 | 97% | Buehler's Food Markets |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Neighborhood Retail Centers | | | | | |
| Butera Market Naperville, IL | 67,632 | 03/95 | 1991 | 93% | Butera Finer Foods |
| Byerly's Burnsville Burnsville, MN | 72,339 | 09/99 | 1988 | 100% | Byerly's Food Store Erik's Bike Shop |
| Caton Crossing Plainfield, IL | 83,792 | 06/03 | 1998 | 93% | Strack & Van Til |
| Cliff Lake Centre Eagan, MN | 73,582 | 09/99 | 1988 | 88% (b) | None |
| Downers Grove Market Downers Grove, IL | 104,449 | 03/98 | 1998 | 95% | Dominick's Finer Foods |
| Eastgate Shopping Ctr Lombard, IL | 131,601 | 07/98 | 1959 / 2000 | 80% | Schroeder's Ace Hardware Illinois Secretary of State |
| Edinburgh Festival Brooklyn Park, MN | 91,536 | 10/98 | 1997 | 85% (b) | Knowlan's Super Market |
| Elmhurst City Center Elmhurst, IL | 39,090 | 02/98 | 1994 | 94% | Walgreen's (c) |
| Gateway Square Hinsdale, IL | 40,170 | 03/99 | 1985 | 89% (b) | None |
| Golf Road Shopping Center Niles, IL | 26,109 | 04/97 | 1982 | 61% | None |
| Grand and Hunt Club Gurnee, IL | 21,222 | 12/96 | 1996 | 100% | None |
| Hartford Plaza Naperville, IL | 43,762 | 09/95 | 1995 | 100% | The Tile Shop |
| Hawthorn Village Vernon Hills, IL | 98,806 | 08/96 | 1979 | 99% | Dominick's Finer Foods Deal's |
| Hickory Creek Marketplace Frankfort, IL | 55,831 | 08/99 | 1999 | 94% | None |
| Iroquois Center Naperville, IL | 140,981 | 12/97 | 1983 | 93% (b) | Sears Logistics Services (b) Planet Fitness Xilin Big Lots |
| Mallard Crossing Elk Grove Village, IL | 82,929 | 05/97 | 1993 | 91% | Food 4 Less |
| Maple Grove Retail Maple Grove, MN | 79,130 | 09/99 | 1998 | 97% | Rainbow |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| Medina Marketplace Medina, OH | 72,781 | 12/02 | 1956 / 1999 | 98% (b) | Giant Eagle, Inc |
| Mundelein Plaza Mundelein, IL | 16,803 | 03/96 | 1990 | 72% | None |
| Nantucket Square Schaumburg, IL | 56,981 | 09/95 | 1980 | 90% | Go Play |
| Northgate Center Sheboygan, WI | 73,647 | 04/05 | 2003 | 96% | Piggly Wiggly |
| Oak Forest Commons Oak Forest, IL | 108,330 | 03/98 | 1998 | 95% | Food 4 Less Murray's Discount Auto |
| Oak Forest Commons Ph III Oak Forest, IL | 7,424 | 06/99 | 1999 | 0% | None |
| Oak Lawn Town Center Oak Lawn, IL | 12,506 | 06/99 | 1999 | 90% | None |
| Orland Greens Orland Park, IL | 45,031 | 09/98 | 1984 | 67% (b) | Dollar Tree |
| Orland Park Retail Orland Park, IL | 8,500 | 02/98 | 1997 | 80% | None |
| Park Square Brooklyn Park, MN | 137,109 | 08/02 | 1986 / 1988 | 88% | Fashion Bug Rainbow |
| Park St. Clair Schaumburg, IL | 11,859 | 12/96 | 1994 | 100% | None |
| Plymouth Collection Plymouth, MN | 45,915 | 01/99 | 1999 | 100% | Golf Galaxy |
| Quarry Outlot Hodgkins, IL | 9,650 | 12/96 | 1996 | 100% | None |
| River Square Naperville, IL | 58,260 | 06/97 | 1988 | 86% (b) | None |
| Riverplace Center Noblesville, IN | 74,414 | 11/98 | 1992 | 96% (b) | Kroger Fashion Bug |
| Rose Plaza Elmwood Park, IL | 24,204 | 11/98 | 1997 | 100% | Binny's |
| Rose Plaza East Naperville, IL | 11,658 | 01/00 | 1999 | 86% | None |
| Rose Plaza West Naperville, IL | 14,335 | 09/99 | 1997 | 71% | None |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Neighborhood Retail Centers | | | | | |
| Schaumburg Plaza<br>Schaumburg, IL | 61,485 | 06/98 | 1994 | 94% | Sears Hardware |
| Shannon Square<br>Arden Hills, MN | 29,196 | 06/04 | 2003 | 93% | None |
| Shingle Creek<br>Brooklyn Center, MN | 39,456 | 09/99 | 1986 | 89% | None |
| Shops at Coopers Grove<br>Country Club Hills, IL | 72,518 | 01/98 | 1991 | 20% | None |
| Six Corners<br>Chicago, IL | 80,650 | 10/96 | 1966/2005 | 95% (b) | Bally Total Fitness<br>Office Depot (b) |
| St. James Crossing<br>Westmont, IL | 49,994 | 03/98 | 1990 | 100% (b) | None |
| Stuart's Crossing<br>St. Charles, IL | 85,529 | 08/98 | 1999 | 93% | Jewel Food Stores |
| Townes Crossing<br>Oswego, IL | 105,989 | 08/02 | 1988 | 90% | Jewel Food Stores |
| V. Richard's Plaza<br>Brookfield, WI | 107,952 | 02/99 | 1985 | 87% (b) | V. Richards Market<br>Guitar Center<br>Hooters of America |
| Wauconda Crossing<br>Wauconda, IL | 90,290 | 08/06 | 1997 | 99% (b) | Dominick's Finer Foods (b)<br>Walgreen's |
| Wauconda Shopping Ctr<br>Wauconda, IL | 34,137 | 05/98 | 1988 | 84% | Dollar Tree |
| Westriver Crossing<br>Joliet, IL | 32,452 | 08/99 | 1999 | 55% (b) | None |
| Winnetka Commons<br>New Hope, MN | 42,415 | 07/98 | 1990 | 84% | Walgreen's (sublet to Frattalone's Hardware) |
| Woodland Heights<br>Streamwood, IL | 120,436 | 06/98 | 1956/1997 | 88% | Jewel Food Stores<br>U.S. Postal Service |
| Community Centers | | | | | |
| Apache Shoppes<br>Rochester, MN | 60,780 | 12/06 | 2005/2006 | 20% | None |
| Bergen Plaza<br>Oakdale, MN | 262,165 | 04/98 | 1978 | 89% (b) | K-Mart<br>Rainbow<br>Dollar Tree |
| Bohl Farm Marketplace<br>Crystal Lake, IL | 97,287 | 12/00 | 2000 | 65% | Dress Barn<br>Barnes & Noble |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| **Community Centers** | | | | | |
| Burnsville Crossing<br>Burnsville, MN | 97,310 | 09/99 | 1989 | 87% | Schneiderman's Furniture<br>PetsMart |
| Chestnut Court<br>Darien, IL | 170,027 | 03/98 | 1987 | 82% (b) | Office Depot (b)<br>Powerhouse Gym<br>Loyola Medical Center<br>Factory Card Outlet |
| Four Flaggs Annex<br>Niles, IL | 21,425 | 11/02 | 1973 / 2001 | 100% | Factory Card Outlet |
| Four Flaggs<br>Niles, IL | 306,661 | 11/02 | 1973 / 1998 | 78% | Ashley Furniture<br>Jewel Food Stores<br>Global Rehabilitation<br>Sweet Home Furniture<br>JoAnn Fabrics<br>Office Depot<br>PetsMart |
| Lake Park Plaza<br>Michigan City, IN | 115,082 | 02/98 | 1990 | 86% | Jo Ann Fabrics<br>Hobby Lobby<br>Factory Card Outlet |
| Park Center<br>Tinley Park, IL | 194,479 | 12/98 | 1988 | 89% | Central Grocers<br>The Furniture Box<br>Chuck E. Cheese<br>Old Country Buffet |
| Quarry Retail<br>Minneapolis, MN | 281,648 | 09/99 | 1997 | 99% | Home Depot<br>Rainbow<br>PetsMart<br>Office Max<br>Old Navy<br>Party City |
| Skokie Fashion Square<br>Skokie, IL | 84,580 | 12/97 | 1984 | 71% (b) | Office Depot (b) |
| Skokie Fashion Square II<br>Skokie, IL | 7,151 | 11/04 | 1984 | 100% | None |
| Springboro Plaza<br>Springboro, OH | 154,034 | 11/98 | 1992 | 100% | K-Mart<br>Kroger |
| Two Rivers Plaza<br>Bolingbrook, IL | 57,900 | 10/98 | 1994 | 100% | Marshall's<br>Factory Card Outlet |
| Village Ten<br>Coon Rapids, MN | 211,472 | 08/03 | 2002 | 97% (b) | Lifetime Fitness<br>Cub Foods<br>Dollar Tree |
| Woodland Commons<br>Buffalo Grove, IL | 170,122 | 02/99 | 1991 | 92% | Dominick's Finer Foods<br>Jewish Community Center |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Baytowne Shoppes/Square Champaign, IL | 118,542 | 02/99 | 1993 | 87% | Staples<br>PetsMart<br>Famous Footwear<br>Factory Card Outlet |
| Crystal Point Crystal Lake, IL | 339,898 | 07/04 | 1976/1998 | 99% | Best Buy<br>K-Mart<br>Bed, Bath & Beyond<br>The Sports Authority<br>Cost Plus<br>Borders Books<br>Office Depot |
| Deer Trace Kohler, WI | 149,881 | 07/02 | 2000 | 96% | Elder Beerman<br>TJ Maxx<br>Michael's<br>Dollar Tree |
| Deer Trace II Kohler, WI | 24,410 | 08/04 | 2003/2004 | 100% | None |
| Joliet Commons Joliet, IL | 158,922 | 10/98 | 1995 | 92% | Cinemark<br>PetsMart<br>Barnes & Noble<br>Old Navy<br>MC Sports<br>Old Country Buffet |
| Joliet Commons Ph II Joliet, IL | 40,395 | 02/00 | 1999 | 100% | Office Max |
| Lansing Square Lansing, IL | 233,508 | 12/96 | 1991 | 87% (b) | Sam's Club (b)<br>Bargain Books<br>Sweet Home Furniture |
| Mankato Heights Mankato, MN | 155,173 | 04/03 | 2002 | 100% (b) | TJ Maxx<br>Michael's<br>Old Navy<br>Pier One<br>Petco<br>Famous Footwear |
| Maple Park Place Bolingbrook, IL | 218,762 | 01/97 | 1992/2004 | 97% (b) | Powerhouse Gym<br>Office Depot (b)<br>Jo Ann Fabrics<br>The Sports Authority<br>Best Buy |
| Naper West Naperville, IL | 214,812 | 12/97 | 1985 | 91% (b) | Barrett's Home Theater Store<br>Lifestyles by Interiors, Etc<br>JoAnn Fabrics<br>Sweet Home Furniture |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Power Centers | | | | | |
| Park Avenue Centre Highland Park, IL | 64,943 | 06/97 | 1996/2005 | 85% | Staples Sam's Wine & Spirits TREK Bicycle Store |
| Park Place Plaza St. Louis Park, MN | 84,999 | 09/99 | 1997/2006 | 100% | Office Max PetsMart |
| Pine Tree Plaza Janesville, WI | 187,413 | 10/99 | 1998 | 99% | Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear |
| Riverdale Commons Coon Rapids, MN | 175,802 | 09/99 | 1998 | 99% (b) | Rainbow The Sports Authority Office Max Petco Party City |
| Rivertree Court Vernon Hills, IL | 298,862 | 07/97 | 1988 | 96% (b) | Best Buy Kerasotes Theaters Office Depot TJ Maxx PetsMart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture |
| Rochester Marketplace Rochester, MN | 70,213 | 09/03 | 2001 / 2003 | 100% | Staples PetsMart |
| Salem Square Countryside, IL | 112,310 | 08/96 | 1973 / 1985 | 97% | TJ Maxx Marshall's |
| Schaumburg Promenade Schaumburg, IL | 91,831 | 12/99 | 1999 | 48% | Pier 1 Imports DSW Shoe Warehouse |
| Shakopee Valley Marketplace Shakopee, MN | 146,430 | 12/02 | 2000 / 2001 | 100% (b) | Kohl's Office Max |
| Shakopee Outlot Shakopee, MN | 12,285 | 03/06 | 2007 | 85% | None |
| Shoppes at Grayhawk Omaha, NE | 221,000 | 02/06 | 2001/2004 | 92% (b) | Lowe's Michael's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Power Centers | | | | | |
| Shops at Orchard Place Skokie, IL | 165,141 | 12/02 | 2000 | 97% | Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet |
| University Crossing Mishawaka, IN | 111,651 | 10/03 | 2003 | 85% | Marshall's Petco Dollar Tree Stores Babies R Us Pier One Imports |
| Woodfield Plaza Schaumburg, IL | 177,160 | 01/98 | 1992 | 79% | Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal) |
| Total | 10,530,533 | | | 91% | |

As of June 30, 2009, we owned 19 investment properties through our joint ventures, comprised of 5 Single User, 7 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Indiana (1), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| Single User | | | | | |
| Bank of America<br>  Hunt Valley, MD | 377,332 | 07/08 | 1972/1997 | 100% | Bank of America |
| Bank of America<br>  Las Vegas, NV | 85,708 | 07/08 | 1995 | 100% | Bank of America |
| Bank of America<br>  Rio Rancho, NM | 76,768 | 07/08 | 1996 | 100% | Bank of America |
| Bank of America<br>  Moosic, PA | 300,000 | 07/08 | 1995 | 100% | Bank of America |
| The University of Phoenix<br>  Merrillville, IN | 18,018 | 05/08 | 2006 | 100% | The University of Phoenix |
| Neighborhood Retail Centers | | | | | |
| Cobbler Crossing<br>  Elgin, IL | 102,643 | 05/97 | 1993 | 87% | Jewel Food Stores |
| Forest Lake Marketplace<br>  Forest Lake, MN | 93,853 | 09/02 | 2001 | 98% | MGM Liquor Warehouse<br>Cub Foods |
| Mapleview<br>  Grayslake, IL | 114,804 | 03/05 | 2000 / 2005 | 100% | Jewel Food Stores |
| Marketplace at 6 Corners<br>  Chicago, IL | 117,000 | 11/98 | 1997 | 96% | Jewel Food Store<br>Marshall's Dept. Store |
| Ravinia Plaza<br>  Orland Park, IL | 101,384 | 11/06 | 1990 | 96% | Borders<br>Pier 1 Imports<br>House of Brides |
| Regal Showplace<br>  Crystal Lake, IL | 97,066 | 03/05 | 1998 | 88% | Regal Cinemas |
| The Shoppes of Mill Creek<br>  Palos Park, IL | 102,422 | 03/98 | 1989 | 99% | Jewel Food Store |
| Chatham Ridge<br>  Chicago, IL | 175,300 | 02/00 | 1999 | 99% | Food 4 Less<br>Marshall's Dept. Store<br>Bally Total Fitness |
| Greentree Centre & Outlot<br>  Caledonia, WI | 169,268 | 02/05 | 1990/1993 | 97% | Pic n Save<br>K-Mart |
| Thatcher Woods Center<br>  River Grove, IL | 188,213 | 04/02 | 1969/1999 | 91% | Walgreen's<br>A.J. Wright<br>Hanging Garden Banquet<br>Binny's Beverage Depot<br>Dominick's Finer Foods |

## Inland Real Estate Corporation
## Supplemental Financial Information
## As of June 30, 2009

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy | Anchor Tenants (a) |
|---|---|---|---|---|---|
| **Lifestyle Centers** | | | | | |
| Algonquin Commons Algonquin, IL | 540,061 | 02/06 | 2004/2005 | 84% (b) | Relax Home Furniture PetsMart Office Max Border's Pottery Barn Old Navy DSW Warehouse Discovery Dick's Sporting Goods Trader Joe's Ulta Barrett's Home Theater |
| **Power Center** | | | | | |
| Orland Park Place Orland Park, IL | 599,672 | 04/05 | 1980/1999 | 92% | K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's |
| Randall Square Geneva, IL | 216,485 | 05/99 | 1999 | 91% (b) | Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Famous Footwear PetsMart Michaels Stores |
| Woodfield Commons E/W Schaumburg, IL | 207,452 | 10/98 | 1973, 1975 1997 | 98% | Toys R Us Luna Carpets Discovery Clothing Harlem Furniture REI Hobby Lobby |
| Total | 3,683,449 | | | 94% | |
| Total /Weighted Average | 14,213,982 | | | 92% | |

(a)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.